

January 11, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Dynamic Short Short-Term Volatility Futures ETF Common Units of Beneficial Interest of DYNAMIC SHARES TRUST under the Exchange Act of 1934.

Sincerely,